Exhibit 15.4

EUROPE-LEGAL-255776360/2 106322-0172 AstraZeneca PLC 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA For the attention of Adrian Kemp By email Dear Ladies and Gentlemen BUREAU VERITAS STATEMENT OF ASSURANCE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2021 In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the U.S. Securities and Exchange Commission, Bureau Veritas hereby authorizes AstraZeneca to refer to Bureau Veritas’s external assurance on corporate responsibility related information as stated on page [216] and identified (highlighted in yellow) on the pages of the Annual Report and Form 20-F Information for the fiscal year ended December 31, 2021 (the “Annual Report”) annexed as Annex A, each of which is incorporated by reference in the registration statement No. 333-253315 on Form F-4 for AstraZeneca, in the registration statement No. 333- 234586 for AstraZeneca on Form F-3, and in the registration statements No. 333-240298, No. 333-226830, 333- 21 6901, No. 333-170381, No. 333-1 52767, No. 333-1 24689 and No. 333-09062 on Form S-8 for AstraZeneca. Our authorization is subject to AstraZeneca’s acknowledgement and agreement that: 1) Bureau Veritas has undertaken an independent review of the corporate responsibility information disclosed in the Annual Report and provided an opinion as to the accuracy and reliability of the information subject to the scope, objectives and limitations defined in the full assurance statement posted on AstraZeneca’s responsibility website; 2) AstraZeneca acknowledges and agrees that Bureau Veritas shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize Bureau Veritas as such; and 3) AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to Bureau Veritas, set forth in the Annual Report as filed with the SEC and agrees to indemnify Bureau Veritas from any third party claims that may arise therefrom.

EUROPE-LEGAL-255776360/2 106322-0172 Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca. Very truly yours, /s/ David Murray Name: David Murray Title: Business Unit Manager For and on behalf of Bureau Veritas U.K. Ltd ACCEPTED AND AGREED This 22 day of February 2022 AstraZeneca PLC /s/ Adrian Kemp Name: Adrian Kemp Title: Company Secretary

Global strength, with balanced presence across regions (Product Sales) Our Commercial Regions, see from page 36. Product Sales by Disease Area Product Sales by reporting region Commitment to our people A focus on inclusion and diversity, as well as lifelong learning and development. People, see from page 41. 83,100 employees 2020: 76,100 2019: 70,600 48.1% of our senior roles are filled by women 87% of employees believe strongly in AstraZeneca’s future direction and key priorities 78% of employees believe there is effective collaboration between teams Commitment to society We recognise the interconnection between our business, the needs of society and the limitations of our planet. We are harnessing the power of science and innovation to deliver a positive impact to society, healthcare systems and the environment through actions for the long term. Sustainability, see from page 44. Priority 1 Access to healthcare Increasing access to life-saving treatments, promoting prevention, and strengthening global healthcare resilience and sustainability. Priority 2 Environmental protection Accelerating the delivery of net-zero healthcare, managing our environmental impact, and investing in nature and biodiversity. Priority 3 Ethics and transparency Ensuring ethical, open and inclusive behaviour across our organisation and value chain. 84% of employees say they understand their contributions to our sustainability priorities. GLOBAL100 2 0 2 2 T H E W O R L D ' S M O S T S U S T A I N A B L E C O R P O R A T I O N S 7th overall A List for Climate Change and Water Security World and Europe constituent Global 100 Most Sustainable Corporations in the World 2021 Capital allocation priorities After providing for reinvestment in the business, supporting the progressive dividend policy and maintaining a strong, investment- grade credit rating, we keep under review potential investment in value-enhancing opportunities. Financial Review, see from page 52. Dividends $3,856m 2020: $3,572m 2019: $3,592m R&D expenditure (Reported) $9,736m 2020: $5,991m 2019: $6,059m Credit rating (Standard & Poor’s) A- Long term: Stable outlook Credit rating (Moody’s) A3 Long term: Negative outlook Oncology 36% BioPharmaceuticals 38% Rare Disease 8% Other Medicines and COVID-19 17% Emerging Markets 33% US 33% Europe 21% Established Rest of World 13% Oncology. See from page 16. Rare Disease. See from page 24. BioPharmaceuticals. See from page 19. 3 AstraZeneca Annual Report & Form 20-F Information 2021 Corporate Governance Additional Information Financial Statements Strategic Report AstraZeneca at a Glance

Strategic Report

Accelerate Innovative Science

Our prioritised initiatives

Accelerating the next wave of new molecular entities (NMEs) and building our capabilities in immunology and rare diseases.

Pursuing the next wave of disruptive R&D platforms with new scientific modalities, such as ProTACs epigenetics, oligonucleotides, antibody drug conjugates and cell therapies, as well as new technologies such as OMICs and knowledge graphs.

Driving R&D productivity through clinical trial excellence and the use of digital health, artificial intelligence (AI), data-enabled R&D that provide new insights, accelerated processes and an improved patient experience.

How our strategy responds to global trends

To ensure we are able to respond to the increasing burden of chronic disease and incorporate advances in science and digital technologies, we are:

> Developing an R&D culture of inspiring people with curious minds, harnessing data and technology, working seamlessly and inclusively, and always learning from patients.
> Focusing on innovative science, a range of drug modalities, emerging drug platforms and new technologies in our chosen disease areas.
> Driving R&D productivity by focusing on quality rather than quantity at all stages of drug discovery and development, and strengthening our ability to match targeted medicines to patients who need them most.
> Transforming our science and leveraging technology, including the provision of enhanced data and clinical insights, as well as digital and AI approaches.
> Collaborating with academia, governments, industry, and scientific and patient organisations to access the best science and patient insights.
> Seeking to attract the brightest minds and creating an environment where science can thrive.

How we progressed in 2021

Our science

> Achieved 49 regulatory events: 27 NME and major life-cycle management (LCM) submissions and 22 approvals in major markets (US, EU, China and Japan)
> Secured 32 pipeline progression events: 9 NME Phase II starts/progressions and 23 NME and major LCM Phase III investment decision
> Our pipeline includes 177 projects, of which 161 are in the clinical phase of development.
> At the end of the year, we had 16 NME projects in pivotal trials or under regulatory review covering 16 indications (2020: 10).
> 18 projects were discontinued.

Our sustainability

> We embed practices into the product portfolio to drive equitable access to healthcare, including digital health, clinical trial diversity, patient centricity, investing in rare diseases, open innovation and intellectual property sharing.

Focus for 2022

> Strengthen R&D bridges between AstraZeneca and Alexion.
> Drive innovation opportunities in China and beyond.
> Leverage and embed digital advances across the pipeline.

For more information, see Disease Area Review from page 16 and Business Review from page 30.

"We seek to attract the brightest minds and create an environment where science can thrive."

Key Performance Indicators

Our science measures incentivise the development of NMEs and the maximisation of the potential of existing medicines. Pipeline progression events (Phase II NME starts/progressions and Phase III investment decisions) measure innovation and sustainability. Regulatory events (regulatory submissions and approvals) demonstrate the advancement of this innovation to patients and the value to the Group.

For more information on performance against the Group scorecard, see page 108.

Pipeline progression events

32[1]


2021
32[1]
2020
36[2]
2019
22[3]

[1] 26 against our Group scorecard for determining annual bonus. 2021 total includes Alexion.
[2] 25 against our Group scorecard for determining annual bonus.
[3] 17 against our Group scorecard for determining annual bonus.

Regulatory events

49[1]


2021
49[1]
2020
53[2]
2019
63[3]

[1] 37 against our Group scorecard for determining annual bonus. 2021 total includes Alexion.
[2] 43 against our Group scorecard for determining annual bonus.
[3] 37 against our Group scorecard for determining annual bonus.

Our Strategy and Key Performance Indicators AstraZeneca Annual Report & Form 20-F Information 2021 13

2021 2020 2019 $37,417m $26,617m $24,384m $37,417m Total Revenue Our prioritised initiatives Meeting our growth and profitability goals through successful innovation and commercial excellence, as well as completing the Alexion acquisition. Transforming healthcare delivery through a focus on: > Impacting and improving the whole patient experience, from disease prevention and awareness, diagnosis, treatment, post‑treatment to wellness. > Data analytics, omnichannel and go‑to‑market models. > Innovative value strategies for pricing that focus on the outcomes our medicines deliver to patients and healthcare systems. > Implementing our plans for ‘smart factories’ and next-generation manufacturing technologies. How our strategy responds to global trends To ensure we are able to respond to the increasing demand for healthcare, downward pressure on prices and increasing control that people have over their own healthcare, we are: > Fostering a patient-focused approach and embedding patient insights across our organisation, building integrated therapy area ecosystem models and establishing ‘health innovation hubs’. > Engaging with policymakers to support improvements in access, coverage, care delivery, quality of care and patient care outcomes. > Leveraging technology across prevention and awareness, diagnosis, treatment, post-treatment and wellness to deliver better patient outcomes. > Partnering with industry, governments and academia to find ways to bring new medicines to market more quickly and efficiently. > Collaborating with the funders of healthcare to increase the use of value‑based pricing solutions. > Enabling our Emerging Markets to deliver better and broader patient access through faster submission as well as innovative and targeted equitable pricing strategies and practices. > Pursuing a strong patent strategy that builds robust patent estates to protect our pipeline and products while defending and enforcing patent rights. How we progressed in 2021 Our growth and leadership > Total Revenue, comprising Product Sales and Collaboration Revenue, increased by 41% (38% at CER) to $37,417 million. > Product Sales grew by 41% (38% at CER) to $36,541 million; Collaboration Revenue increased by 20% (20% at CER) to $876 million. > Oncology Product Sales grew by 20% (18% at CER) to $13,048 million, while CVRM increased by 13% (10% at CER) to $8,020 million. R&I increased by 13% (9% at CER) to $6,034 million. > Following completion of the Alexion acquisition on 21 July 2021, Rare Disease medicines generated $3,071 million, 8% of Total Revenue, growing 8% (9% CER) on a pro forma, pro rata basis1. > Total Revenue grew in Emerging Markets by 41% (36% at CER) to $12,281 million. In the US, it grew by 38% to $12,228 million and in Europe by 45% (40% at CER) to $8,050 million. Our sustainability > Over 31 million people reached through our flagship access to healthcare programmes. > Over 11 million people reached through patient access programmes. > Over 199,000 healthcare workers and others trained. Focus for 2022 > Advance the combined AstraZeneca and Alexion pipeline. > Build our new Vaccines and Immune Therapies Unit on which we will be reporting separately from 2022. > Advance digital approaches to transform the patient experience. “ We engage with multiple stakeholders to transform healthcare delivery, meet our growth and profitability goals and deliver better and broader patient access to our medicines.” Deliver Growth and Therapy Area Leadership For more information, see Disease Area Review from page 16 and Business Review from page 30. 1 Growth rates on Rare Disease medicines have been calculated on a pro forma, pro rata basis by comparing post-acquisition revenues from 21 July 2021 to 31 December 2021 with the corresponding period in the prior year, pre‑acquisition as previously published by Alexion. Pro forma, pro rata Total Revenue growth rates have been presented for 2021 Rare Disease area and constituent medicines, and do not impact Group totals. Actual growth 2021 +41% 2020 +9% 2019 +10% CER growth 2021 +38% 2020 +10% 2019 +13% Key Performance Indicators Our Total Revenue measure reflects the importance of incentivising sustainable growth in both the short and longer term. For details of how Total Revenue is considered when calculating the annual bonus, see from page 103. 14 AstraZeneca Annual Report & Form 20-F Information 2021 Strategic Report Our Strategy and Key Performance Indicators continued

Strategic Report
Corporate Governance
Financial Statements
Additional Information

Be a Great Place to Work

Our prioritised initiatives

Contributing to the enterprise and being a great place to work, with a focus on inclusion and diversity, as well as lifelong learning.

Evolving how we work and collaborate while continuing to embrace digital ways of working.

Contributing to society by improving access to healthcare, environmental protection, and ethics and transparency, as well as delivering our Ambition Zero Carbon programme.

How our strategy responds to global trends

To ensure we are able to deliver our strategy, build trust in AstraZeneca and contribute to the health of society and the planet, we are:

> Recruiting the best talent, which underpins our innovation and growth.
> Living our Values and engendering a high-performing team and lifelong learning.
> Harnessing different perspectives, talents and ideas in an inclusive way while ensuring our employees reflect the diversity of the communities we serve.
> Empowering employees through our Code of Ethics to make decisions in the best interests of the Group and society.
> Refusing to tolerate bribery or any other form of corruption.
> Contributing to society in support of the United Nations Sustainable Development Goals.
> Broadening access to sustainable healthcare solutions for life-changing treatment and prevention.
> Taking bold action on climate, recognising the interconnection between the health of people, society and our planet.

How we progressed in 2021

Our people

> We continue to invest in our people to ensure we recruit, retain and develop a talented workforce.
> In 2021, we delivered a strong performance across the key priorities of our People and Sustainability strategies.
> We continue to score highly in our Pulse surveys for questions relating to our Purpose, direction, patient centricity and employee commitment to our success.

Our sustainability

> We achieved a 'Green' rating for performance across our three sustainability pillars.
> We provided $112 million to more than 1,220 non-profit organisations across 74 countries.
> Our Scope 1 to 3 and long-term net-zero greenhouse gas emissions reduction targets were verified by the Science Based Targets initiative.
> We maintained 100% of active employees trained on our Code of Ethics, based on our Values, expected behaviours and key policy principles.

Focus for 2022

> Maintain positive employee engagement.
> Accelerate digital transformation and activities to drive productivity.
> Deliver targeted advances across sustainability priorities.

For more information, see Our People from page 41 and Sustainability from page 44.

"Our Great Place to Work strategy is built around two priorities: Contribution to the enterprise and Contribution to society."

Key Performance Indicators

Our Great Place to Work strategy is built around two priorities: Contribution to the enterprise and Contribution to society.

Our Contribution to the enterprise KPI is based on our Pulse survey measure of those employees who believe that AstraZeneca is a great place to work.

Our Contribution to society KPI is based on our Sustainability scorecard. It measures progress on annual and long-term targets across our three pillars of sustainability: Access to healthcare, Environmental protection, and Ethics and transparency.

Employee belief that AstraZeneca is a great place to work[1]

85%

Year	%
2021	85%
2020	89%
2019	86%

[1] Source: November Pulse survey for each year.

Sustainability scorecard performance[2]

83%

Year	%	Rating
2021	83%	Green
2020	93%	Green
2019	86%	Green

Blue / Green / Amber / Red

[2] A Green rating = more than 70% of our categories are rated green. Each category consists of several KPIs. We have 14 priority goals. Achievement of <9 is Red; 9 or 10 is Amber; 11 or 12 is Green; and 13 or 14 is Blue.

Our Strategy and Key Performance Indicators
AstraZeneca Annual Report & Form 20-F Information 2021 15

Our business is organised to deliver our strategic priorities sustainably, supporting scientific innovation and commercial success. Our business Our business is organised to deliver our growth through innovation strategy and our three strategic priorities. Our R&D and Commercial functions have been organised to accelerate decision making and the launches of new medicines across our main disease areas. Full details are provided in the Financial Review from page 52. Accelerate Innovative Science To drive our science, we have disease area-focused R&D organisations that are responsible for discovery through to late-stage development – one each for Oncology, BioPharmaceuticals (CVRM and R&I) and Rare Disease. A separate Vaccines and Immune Therapies Unit has been created for 2022. These enable us to follow the science by accelerating promising early-stage assets and life-cycle management programmes in our pipeline and also provide new opportunities for combinations. Deliver Growth and Therapy Area Leadership Our growth is delivered by our Commercial teams, which comprised around 46,380 employees at the end of 2021. We have an active presence in some 90 countries and sold our products in more than 130 countries in 2021. In most markets, we sell our medicines through wholly owned local marketing companies. We also sell through distributors and local representative offices. We market our products largely to primary care and specialty care physicians. Two commercial units, one for Oncology and one for BioPharmaceuticals, align product strategy and commercial delivery across our US and Europe-Canada regions. Our International region has commercial responsibility for Emerging Markets, including China, as well as Australia and New Zealand. Japan reports separately. Our Operations function plays a key role in developing, manufacturing, testing and delivering our medicines to our customers. Our Rare Disease group, in addition to R&D, also manages the commercial and operations functions for our rare diseases portfolio in our Established Markets. Be a Great Place to Work For the benefit of our employees and our business, we want AstraZeneca to be a great place to work. We are building and developing capabilities and a strong leadership pipeline. We value diversity and aim to attract, retain and develop talented employees who thrive in a vibrant, high‑performing culture with a passion for people development. For the benefit of society, we want to be valued and trusted by our stakeholders as a sustainable source of great medicines over the long term. We are committed to operating in a way that recognises the interconnection between business growth, the needs of society and the limitations of our planet. Our sustainability approach Our ambition is to harness the power of science and innovation in ways that have a positive impact on society, patients, healthcare systems and the environment, through actions for the long term. Sustainability strategy In 2021, we refreshed our sustainability strategy by conducting a materiality assessment. The assessment shows which topics are most important to AstraZeneca and our stakeholders, helping us to focus for maximum positive impact. The assessment resulted in nine focus areas where we can make the most meaningful impact, grouped under three interconnected priorities: > Access to healthcare: we are working towards a future where all people have access to sustainable healthcare solutions for life-changing treatment. We are increasing equitable access to medicines, promoting disease prevention and strengthening healthcare system resilience worldwide. > Environmental protection: we aim to minimise our environmental impact across all our activities and products. We are increasingly circular – designing out waste and pollution, keeping products and materials in use to maximise resource efficiency. We are adopting nature-based solutions to protect, sustainably manage and restore natural and modified ecosystems that address societal challenges, such as the impact of the climate crisis, and support biodiversity. 30 AstraZeneca Annual Report & Form 20-F Information 2021 Strategic Report Business Review

Strategic Report
Corporate Governance
Financial Statements
Additional Information

- **Ethics and transparency:** we seek to create positive societal impact and embed ethical behaviour in all our business activities, markets and value chain. We do this by promoting ethical, transparent and inclusive policies, both within AstraZeneca as well as across all our partners and suppliers.

Our sustainability approach is centred around three principles:

- **Systems thinking:** we recognise that our globalised world binds us together in a dynamic, complex network of relationships. We look for opportunities that offer synergies and address systemic issues.
- **Long-term perspective:** we acknowledge there are no quick fixes so we must be proactive and think long term. We anticipate, avoid or address unintended impacts, monitoring changes over time and building resilience.
- **Creating the conditions for lasting sustainability:** we apply science to go beyond preventing and addressing any impacts from our activities to improve the environment.

We know that acting sustainably is at the core of our licence to operate as a company. Sustainability is an engine for innovation that helps to future-proof our business against risk and opens up new opportunities in support of our strategic objectives. We continue to embed sustainability within AstraZeneca in an integrated manner, which recognises that every scientific or business decision we make must be aligned with our sustainability objectives and commitments.

Governance

Our Board and our Senior Executive Team (SET) review our internal sustainability scorecard quarterly. In 2021, the Board established a Sustainability Committee to monitor the execution of our sustainability strategy, oversee communication of our sustainability activities with stakeholders, and provide input to the Board and other Board Committees on sustainability matters.

Benchmarking and assurance

We contribute to several key global environmental, social and governance (ESG) performance evaluations, recognising the value of independent third-party assessment and insights. Our performance is also assessed independently based on the information and data we make publicly available.

Bureau Veritas has provided independent external assurance to a limited level for the sustainability information contained within this Annual Report and Form 20-F. Assurance is in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (Revised) and ISAE 3410 Assurance Engagements on Greenhouse Gas Statements.

For more information, see Sustainability supplementary information on page 216 and the letter of assurance available on www.astrazeneca.com/sustainability.

Accelerate Innovative Science

We are using our distinctive scientific capabilities to deliver a pipeline of life-changing medicines.

Our performance in 2021

- Invested $9.7 billion in our R&D.
- With the completion of the Alexion acquisition, we gained an innovative complement-biology platform and robust rare disease pipeline.
- First major approvals were granted for five NMEs: *Vaxzevria*, *Orpathys*, *Saphnelo*, *Evusheld* and *Tezspire*.
- 177 projects in our pipeline, of which 161 are in the clinical phase of development.
- 15 NME projects in pivotal trials or under regulatory review (2020: 10).
- R&D productivity increased to 23% in 2021 versus an industry average of 14%.
- We published 169 manuscripts in 'high-impact' journals.
- At the end of 2021, 30% of our early pipeline comprised new drug modalities.
- Shared anonymised individual patient-level data from 165 clinical studies with 64 unique research teams.
- We unveiled our global R&D Discovery Centre in Cambridge, UK.

Performance indicators

By measuring both Phase II and Phase III pipeline progressions, we are focused on both near-term and longer-term delivery. Phase II NME starts ensure the ongoing robustness and future stability of the pipeline (and reflect the outcome of nearer-term strategic investment decisions). Phase III investments measure assets that will deliver nearer-term value (and reflect the outcome of longer-term strategic investment decisions). Submissions and approvals metrics demonstrate the advancement of this innovation through filing and approval in our four major markets (US, EU, China and Japan).

NME Phase II starts/progressions

9


2021
9
2020
8
2019
8

NME and major LCM submissions

27


2021
27
2020
24
2019
35

NME and major LCM Phase III investment decisions

23


2021
23
2020
28
2019
14

NME and major LCM approvals

22


2021
22
2020
29
2019
28

Business Review / Accelerate Innovative Science
AstraZeneca Annual Report & Form 20-F Information 2021 31

Business Review
continued

Bioethics BV

'Bioethics' refers to the range of ethical issues that arise from the study and practice of biological and medical science. It falls under our ethical business culture sustainability focus. Our Global Standard on Bioethics sets out our principles, which apply to all our scientific activities, whether conducted by us or by third parties acting on our behalf.

Clinical trial transparency

We believe that transparency enhances the understanding of how our medicines work and benefit patients. We publish information about our clinical research, as well as the registration and results of our clinical trials – regardless of whether or not they are favourable – for all products and all phases. This includes marketed medicines, drugs in development and drugs where development has been discontinued. As at 31 December 2021, AstraZeneca has:

> Shared anonymised individual patient-level data from 165 studies with 64 unique research teams and responded to 263 requests from external researchers using our portal, www.vivli.org to request our clinical data and reports to support additional research.
> Published 13 complete Anonymized Clinical Document Packages between Health Canada's PRCI process and EMA's Policy 0070 process.

Since 2015, AstraZeneca has:

> Published 245 Trial Result Summaries in easy-to-understand language on the industry-wide portal www.trialsummaries.com. These have been translated into relevant local languages for all sites where a study is conducted, spanning 59 languages overall.

Research use of human biological samples

The use of human biological samples, such as solid tissue, biofluids and their derivatives, plays a vital role in developing a deeper understanding of human diseases. We are committed to minimising the use of human fetal tissue (hFT) by exploring technological alternatives. Fetal tissue is used to provide invaluable data to advance novel treatments for serious diseases of unmet medical need but only when no other scientifically reasonable alternative is available. There were no new approvals in 2021. As at 31 December 2021, four projects using hFT had progressed and two projects are ongoing.

Animal research

Technology has not yet advanced to the stage where all animal use can be eliminated from research and development. In addition, some animal studies are required by international regulators before medicines progress to human trials. Animal studies therefore remain a small, but necessary, part of developing new medicines. Animal use in research and development varies depending on many interrelated factors, including our amount of pre-clinical research, the nature and complexity of the diseases under investigation and regulatory requirements. We believe that without our active and ongoing commitment to the 3Rs (Replacement, Reduction and Refinement of animals in research), our animal use would be much greater. In 2021, animals were used for in-house studies 93,511 times (2020: 74,684). Animals were also used on our behalf for contract research organisation studies 58,826 times (2020: 51,625). In total, over 95% were rodents or fish.

Our R&D resources

Our R&D organisation comprises more than 14,000 employees working across our global sites. We currently have three global R&D centres: Cambridge, UK; Gaithersburg, MD, US; and Gothenburg, Sweden, as well as several additional R&D sites. The acquisition of Alexion added a Rare Disease R&D Centre of Excellence in New Haven, CT, US.

Cambridge R&D centre

In 2021, we officially unveiled our new R&D centre, the Discovery Centre (DISC), at the heart of the Cambridge Biomedical Campus, one of Europe's leading life sciences clusters, promoting innovation and collaboration. Our new building is designed to encourage interaction between our scientists and the surrounding scientific and medical community. More than 4,000 AstraZeneca employees are now located in the Cambridge area, where our scientists continue to work side-by-side with colleagues from universities, research institutions and biotech companies. The new centre exemplifies how we are making our science and our business sustainable in everything we do – from how we discover and develop new medicines to how we identify and address their environmental impact.

Project costs incurred to the end of 2021 amounted to c. $1.3 billion (£1 billion) and a projected spend of c. $0.1 billion (£0.1 billion) will be incurred during 2022 to complete the installation of primary laboratory equipment, furniture and fixtures, and final commissioning of the building.

Investing in R&D

In 2021, R&D expenditure was $9,736 million (2020: $5,991 million; 2019: $6,059 million), including Core R&D costs of $7,987 million (2020: $5,872 million; 2019: $5,320 million). In addition, we spent $27,042 million on acquiring product rights (such as in-licensing and, in 2021, $26,455 million of product rights as part of the Alexion acquisition) (2020: $1,454 million; 2019: $1,835 million). We also invested $223 million on the implementation of our R&D restructuring strategy (2020: $35 million; 2019: $10 million). The allocations of spend by early- and late-stage development are presented in the R&D spend analysis table below.

Research & Development

	2021	2020	2019
Discovery and early-stage development	38%	36%	36%
Late-stage development	62%	64%	64%

34 AstraZeneca Annual Report & Form 20-F Information 2021 Strategic Report

In 2021, we identified 13 confirmed breaches in commercial business units (2020: 14). Within our commercial business units, there were 2,477 instances (instances can involve multiple people) of non-compliance with our policies by employees and third parties (2020: 2,113). We removed a total of 105 employees and third parties from their roles as a result of a breach. Warnings were given to 2,084 others (2020: 861) and we provided further guidance or coaching to another 1,895 (2020: 2,099) regarding our policies. The increase in warnings in 2021 may be attributed to reclassification of discipline in some markets and stronger discipline for equivalent breaches. Every quarter, our Audit Committee is advised of breach statistics, serious breaches and corresponding remediation. The increase in incidents during the year continues to be driven by low-impact incidents and may be attributed to stronger first-line monitoring, a company environment where employees feel comfortable raising concerns, and evolving external regulations and enforcement priorities (i.e. data privacy globally). Anti-bribery and anti-corruption  BV We do not tolerate bribery or any other form of corruption. Bribery and corruption remain a business risk and are a focus of our third‑party risk management process and our business development due diligence procedures. They are a focus of our monitoring and audit programmes as well. We reinforced our commitment to ethical behaviour through our 2021 annual Code of Ethics training, which was delivered to relevant employees and third parties. Operations Our manufacturing and supply function has continued to support our growth by delivering successful launches, and advancing digital and new technology capabilities to support our pipeline. In 2021, we launched our Operations 2025 plan, which focuses on: > efficiently scaling our capabilities to support the continued growth of our portfolio > leveraging the benefits of new manufacturing technology and digital innovation > taking proactive steps to ensure zero carbon emissions from our global operations. In 2021, we delivered 110 successful market launches. We achieved 100% of our planned new technology implementation milestones and introduced the first two digital solutions to our eight largest manufacturing sites. COVID-19 has continued to impact growth rates in all channels across China and for AstraZeneca’s Respiratory & Immunology therapy area. The nebulised brands such as Pulmicort, Fluimucil and Bricanyl were most heavily impacted as demand, while recovering, remained well below pre-pandemic levels. A healthcare investment fund jointly set up with CICC has progressed with nearly $200 million paid in and over $50 million invested to date. In the last quarter of 2021, Abbisko became the first portfolio company to complete an IPO on the Hong Kong Stock Exchange. An internet hospital venture with Hillhouse Capital, which also includes in-house pharmacy distribution, commenced in early 2021 and has made positive initial progress. Following the acquisition of Alexion in July 2021, we established a Rare Disease unit in China. Healthcare in low- and middle-income countries (LMICs)  BV AstraZeneca is committed to equitable access to healthcare for patients globally. Our approach includes adapting our programmes to integrate into local systems and delivering affordable medicines to patients. Our patient access programmes in LMICs are tailored to meet the needs of the healthcare systems, patients and communities they serve. We identify barriers to care and contribute towards health system strengthening by training providers and addressing gaps in awareness, education, prevention and diagnosis. For more information, see Access to healthcare from page 44. Responsible sales and marketing  BV We are committed to high ethical standards of sales and marketing, aligned to our Code of Ethics and compliance framework. We maintain a robust compliance programme that aims to ensure compliance with all applicable laws, regulations and adopted industry codes. Our compliance programme is delivered by dedicated compliance professionals who advise on and monitor adherence to our Code and policies. These compliance professionals support our local managers in ensuring staff meet our ethical standards. A network of nominated signatories reviews product promotional materials and activities to ensure compliance with applicable regulations and codes of practice, and to ensure information is accurate and balanced. Our Internal Audit Services conducts compliance audits on selected marketing companies. “The COVID-19 pandemic demonstrated that healthcare systems can move quickly to grant access to innovative new medicines.” 37 Strategic Report AstraZeneca Annual Report & Form 20-F Information 2021 Corporate Governance Additional Information Financial Statements Business Review  /  Deliver Growth and Therapy Area Leadership

Ensuring quality and compliance We are committed to high ethical standards and compliance with laws, regulations and internal policies. We are members of industry associations including IFPMA, EFPIA and PhRMA and adhere to their codes. Managing our supply chain We need an uninterrupted supply of high- quality materials along our end-to-end supply chains. This includes our active pharmaceutical ingredients (APIs). As most of our API manufacturing is outsourced, we place great importance on our global external sourcing and procurement organisations and policies, as well as our integrated risk management processes. During 2021, we activated our business continuity plans to ensure continued supply of medicines to patients and mitigate against any risk of disruption caused by COVID-19 and the consequences of the UK leaving the EU. We have continued to focus on increasing the availability of dual and multiple sources of raw materials, maintaining adequate stock levels and mitigating the effect of increasing pricing and service fluctuations across raw materials, services and utilities. In 2021, Alexion supply chain delivered strongly on objectives despite disruptions to the global supply chain related to COVID-19 and several significant climate events. Working with relevant partners in our supply chain, we ensured sufficient business continuity and risk mitigation plans were activated. These included increasing safety stock levels for products and critical components across our business and distribution centres. We also deployed dual stocking and forward stocking locations to ensure product was located closer to our customers and extended the number of validated shipping routes globally. In spite of the challenges faced in 2021, our teams were able to maintain supply to patients. Supply chain finance AstraZeneca has a supply chain finance programme to support the cash flow of its external supply base. The programme is managed by Taulia Inc. (with funding provided by some of the Group’s relationship banks) and provides suppliers with visibility of invoices and payment dates via a dedicated platform. Suppliers can access this platform free of charge and have flexibility to select individual invoices for early payment. On election of an early payment, a charge is incurred by the supplier based on the period of acceleration, central bank interest rate and the rate agreed between Taulia Inc. and each supplier. All early payments are processed by the funders and AstraZeneca settles the original invoice amount with the funders at maturity of the original invoice due date. The programme operates in the US, UK, Sweden and Germany. As at 31 December 2021, the programme had 389 suppliers enrolled and a potential early payment balance of $44 million. In addition, a separate programme was established in China in the second half of 2021, delivered through a relationship bank-led platform. As at December 2021, there were a small number of suppliers leveraging that capability. Responsible supply chain  BV Every employee and contractor who sources goods and services on behalf of AstraZeneca is expected to follow our Global Standard for the Procurement of Goods and Services. We monitor compliance through assessments and improvement programmes and do not work with anyone who is unable to meet our standards. Our Global Standard on Expectations of Third Parties is published on our website. In 2021, we conducted a total of 37 audits (2020: 48) on high-risk commercial suppliers (external manufacturing partners) to ensure appropriate practices and controls. 24% fully met our expectations while 54% had improvement plans for minor instances of non-compliance. We had no examples of high-risk engagements. Through our Positive Sourcing Programme, we promote ethical behaviour among our suppliers. Our ambition is to achieve 100% ethical spend, ensuring that sustainability is embedded into end-to-end procurement processes. We use our responsible sourcing processes when working with suppliers to support their sustainability journeys, innovate together on challenges and promote supplier diversity. Our Supplier Diversity Programme aims to ensure that small and diverse businesses are part of our supply base and have appropriate support to be more sustainable. This is in line with our objectives for growth and innovation. Our ambition is to expand the programme to 10 countries outside the US by 2025. In 2021, our programme was launched in Australia, New Zealand and Poland and is now active in six countries outside the US, including Brazil, South Africa and the UK. Global manufacturing capability Our principal tablet and capsule formulation sites are in the UK, Sweden, China, Puerto Rico and the US, with local/regional supply sites in Russia, Japan, Indonesia, Egypt, India, Mexico and Brazil. We also have major formulation sites for the global supply of parenteral and/or inhalation products in the US, Sweden, France, Australia and the UK. Most of the manufacture of APIs is delivered through the efficient use of external sourcing, complemented by internal capability in Sweden. In September 2021, and in line with our Operations 2025 plan to invest in new manufacturing technology, we announced a $360 million investment to establish a next-generation API manufacturing facility for small molecules at our Alexion site in Dublin. Also in 2021, we completed the exit from our manufacturing facility at Wedel, Germany. For biologics, our principal commercial manufacturing facilities are in the US (Frederick, MD; Greater Philadelphia, PA), the UK (Speke) and the Netherlands (Nijmegen), with capabilities in process development, manufacturing and distribution of biologics, including global supply of mAbs and influenza vaccines. Our new biologics drug product manufacturing facility in Sweden has been approved for Good Manufacturing Practices (GMP) manufacturing, allowing commercial manufacturing to commence. Alexion uses both internal manufacturing facilities and third-party contract manufacturers to supply clinical and commercial quantities of our products and product candidates. Our internal manufacturing capability is multiproduct and includes a fill/finish facility at our Athlone, Ireland site, bulk drug substance, QC and packaging/labelling facility at our College Park, Dublin, Ireland site. In 2021, we received regulatory approval for our new large-scale drug substance facility located in Dublin and manufacture and release of commercial drug substance has commenced. Following a successful inspection, we expect to receive regulatory approval for our new small-scale drug substance facility at our Athlone site in 2022. We also have a production facility located in Georgia, US. 38 AstraZeneca Annual Report & Form 20-F Information 2021 Strategic Report Business Review continued

Business Review
continued

Be a Great Place to Work

Our success depends on recruiting, retaining and developing talented people while operating in a responsible and sustainable way.

Our performance in 2021

- 17,000 external hires. 33% of employees now have less than two years' service.
- 6,700 successful hires through employee referral scheme.
- Gained 4,000 permanent employees through the Alexion acquisition.
- Removal of performance ratings has given managers opportunity to focus on coaching and developing their teams.
- Expanded our Partnership for Health System Sustainability and Resilience with the London School of Economics and World Economic Forum.
- The Science Based Targets initiative verified our net-zero targets.
- HRH The Prince of Wales awarded AstraZeneca his Terra Carta Seal in recognition of our efforts to create a more sustainable future.
- Reached 31 million people through our flagship Access to Healthcare programmes.

Performance indicators BV

Contribution to the enterprise

This priority is built on three pillars: performing as an enterprise team, commitment to lifelong learning and development, and championing of inclusion and diversity.

For more information, see People from page 41.

Performing as an enterprise team[1]

78%

2021	78%
2020	81%
2019	77%

[1] Source: November Pulse full census survey for each year, based on the percentage of favourable responses to the question about 'effective collaboration between teams'.

Improved my existing/learned new skills, or had a development opportunity[2]

88%

2021	88%
2020	90%
2019	87%

[2] Source: November Pulse full census survey for each year, based on the percentage of favourable responses to the statement 'In the last 12 months, I have improved my existing skills, or learned new skills, or had a development opportunity'.

Inclusion and diversity[3]

48.1%

2021	48.1%
2020	46.9%
2019	45.4%

[3] Female representation at career level F+ (the most senior 13% of the employee population).

Contribution to society

Our sustainability performance indicators measure the progress of our environmental, social and governance practices. They are representative indicators of each of our three sustainability priorities: broaden access to healthcare, protect the environment, and ensure ethical, transparent behaviours.

For more information, see Sustainability from page 44.

Access to healthcare – AstraZeneca is truly patient-oriented[1]

89%

2021	89%
2020	91%
2019	89%

[1] Source: November Pulse full census survey for each year, based on the percentage of favourable responses to the statement 'AstraZeneca is truly patient-oriented'.

40 AstraZeneca Annual Report & Form 20-F Information 2021 Strategic Report

Champions of inclusion and diversity We believe that building an inclusive culture and making the most of the strength and diversity of our people allows us to unlock the innovation required to deliver life-changing medicines to the patients who need them most. In 2021, we expanded our inclusion and diversity (I&D) learning programmes to further embed I&D in our day-to-day working practices. This included mandatory digital ‘conscious inclusion’ training in 10 languages and a set of techniques that foster a psychologically safe environment. For more information, see our website, www.astrazeneca.com/sustainability. Our commitments We include targets on our global scorecard to increase representation of women in leadership positions, as well as to increase the percentage of leaders from Emerging Markets and Japan that report into our Senior Executive Team (SET). We also track employee sentiment on measures of inclusion twice a year. In the November 2021 survey, 90% of employees answered favourably to the statement ‘Managers in my function/company support diversity and inclusion in the workplace’. This year we launched a voluntary disclosure campaign to better understand our global workforce demographics, including country of origin, disability status (including visible and invisible disabilities), ethnicity, race, sex, gender identity and sexual orientation where globally permissible. Women comprise 51.8% (approximately 43,000) of our global workforce. With the appointment of Aradhana Sarin as CFO, there are five women on our Board (38% of the total). Following the appointment of Susan Galbraith as EVP of Oncology R&D, five of 12 SET members are now women (42% of the total). Across the enterprise, the representation of women in senior roles increased to 48.1% in 2021 (2020: 46.9%), above our target of 47.5%. In the 2020 Hampton-Alexander review, published in 2021, we were named as the highest-ranking pharmaceutical company in the FTSE 100 for representation of women on the combined executive committee and their direct reports, and we moved up from sixth place to third place in the list of the Top 10 Best Performers. We also retained our position as one of 380 companies on the Bloomberg LP Gender-Equality Index 2021, which distinguishes companies committed to transparency in gender reporting and advancing women’s equality. Our employees come from 169 different countries. In 2021, 18.4% of employees who are either members of the SET, or their direct reports, are from Emerging Markets and Japan (18.4% at year end 2020) slightly below our target of 20%. To support our commitment to racial equity, we work at every stage of our talent pipeline to increase and maintain representation. We are a founding partner of the World Economic Forum’s Partnering for Racial Justice in Business initiative, which is focused on eradicating racism in the workplace and setting new global standards for racial equity in business. Within the UK, AstraZeneca is a signatory of the Race at Work Charter. We are committed to hiring and promoting talent ethically and in compliance with applicable laws. Our Code of Ethics and its supporting Standards are designed to help protect against unlawful discrimination on any grounds (including disability). The Code covers recruitment and selection, performance management, career development and promotion, transfer, training, retraining (including retraining, if needed, for people who have become disabled), and reward. We embrace the unique skills, insights, and experiences held by individuals with both seen and unseen disabilities and are committed to creating a supportive culture by providing reasonable accommodations during the interview/hiring process that continue as needed throughout employees’ careers and development within AstraZeneca. Our Global Standard for Inclusion and Diversity sets out how we foster an inclusive and diverse workforce where everyone feels valued and respected because of their individual abilities and perspectives. For more information on our Standards and Global Policy framework, see our website, www.astrazeneca.com/sustainability. In 2021, our I&D efforts earned recognition externally. We featured in: > The Times Top 50 Employers for Women > Diversity Inc. Top 50 Companies for Diversity > Forbes Best Employer for Diversity > Financial Times Diversity Leaders > 2021 Best Places to Work for LGBTQ Equality. Human rights  BV Our Code of Ethics and Human Rights Statement commit us to respecting and promoting international human rights – not only in our own operations, but also in our wider spheres of influence, such as our third-party providers. We are committed to ensuring that we identify and eliminate, to the fullest extent practicable, modern slavery or human trafficking in our supply chains or any part of our business. We provide assurance annually to the Audit Committee and our full statement required under section 54 of the UK Modern Slavery Act 2015 and Section II (14) of the Australian Modern Slavery Act 2018 is available on our website, www.astrazeneca.com. “ In 2021, we invested $35 million in developing a culture of lifelong learning to support the up‑skilling of our people.” 42 AstraZeneca Annual Report & Form 20-F Information 2021 Strategic Report Business Review continued

Strategic Report
Corporate Governance
Financial Statements
Additional Information

Our global business

Employees by reporting region


Emerging Markets 39%
Europe 35%
US 19%
Established Rest of World 7%

83,100
employees

Co-located around three global R&D centres

1. Gaithersburg, MD, US
3,700

2. Cambridge, UK
3,800

3. Gothenburg, Sweden
2,600

By geographical area


1
2
3
4
5
6
7
8
9
10
11
12

1. US
15,900
19%

2. UK
8,800
11%

3. Sweden
6,900
8%

4. Canada
1,100
1%

5. Central and South America
3,500
4%

6. Middle East and Africa
1,800
2%

7. Other Europe
11,400
14%

8. Russia
1,600
2%

9. Other Asia Pacific
7,100
9%

10. China
20,600
25%

11. Japan
3,400
4%

12. Australia and New Zealand
1,000
1%

All numbers as at 31 December 2021.

We support the principles set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization's (ILO) standards on child labour and minimum wages. We have been members of the United Nations Global Compact on Human Rights since 2010.

We continue to engage with Slave Free Alliance (Hope for Justice) and participate in working groups with peer multinationals to benchmark our approach to risk identification and share best practices. We are members of the Pharmaceutical Supply Chain Initiative Human Rights and Labour Group, an industry collaboration supporting responsible supply chain management principles for ethics, labour, health, safety, environment and related management systems.

Employee relations BV

We seek to follow a global approach to employee relations, guided by global employment principles and standards, local laws and good practice. In July 2019, we established a Global Function for Employee Relations.

The purpose of this function is to build and maintain a positive work environment where every employee can feel safe, productive, motivated and able to speak up. The Board of Directors, in collaboration with our Global Compliance and Employee Relations functions, supports our efforts to create a 'Speak Up' culture. Our aim is to encourage employees to express their opinions and to prevent and detect any behaviour not in line with our Values, Code of Ethics and Global Standards. The Audit Committee also checks the sexual harassment, and harassment and bullying process activities and cases periodically.

To achieve this objective, we also work to develop and maintain good relations with local workforces and work closely with our recognised national trade unions. We also regularly consult with employee representatives or, where applicable, trade unions, who share our aim of retaining key skills and mitigating job losses. According to our internal Human Rights survey carried out in 2020, 75% of our employees recognise and have a relationship with trade unions. Where trade unions do not exist in an area of operation, all those areas have established arrangements to engage similarly with their workforce.

Workplace safety and health BV

We work to promote a safe, healthy, and energising work environment for our employees and partners. Our standards apply globally and are stated in our Code of Ethics as described on page 47 and available on www.astrazeneca.com/sustainability. We have established and monitor a set of safety and health targets aimed at supporting our workforce and keeping AstraZeneca among the sector leaders in performance. In 2021, we implemented a new Global Safety, Health and Environment (SHE) Standard that describes our commitment to, management of and accountability for SHE. In 2021, we achieved a 40% reduction in the vehicle collision rate and a 68% reduction in the work-related injury rate from the 2015 baseline. Sadly, there was one employee fatality due to a vehicle accident, and one fatal illness from a potentially work-related COVID-19 exposure during 2021.

Business Review / Be a Great Place to Work
AstraZeneca Annual Report & Form 20-F Information 2021 43

Sustainability  BV Contributing to society is a fundamental part of our commitment to make a difference to people and our strategic ambition to lead in sustainability, as part of being a great place to work. During 2021, we were recognised for our efforts in sustainability across our strategic priorities. This included: > inaugural 2021 Terra Carta Seal award > Dow Jones Sustainability Index constituent > FTSE4Good Index Series constituent > Financial Times 2021 European Climate Leader for reduction of greenhouse gas emissions > CDP Double A List for Climate Change and Water Security for the sixth consecutive year > Corporate Knights Global 100 Most Sustainable Corporations in the World > Access to Medicine Index 2021 – seventh out of 20. Driving the sustainability agenda During 2021, we increased our engagement on global sustainability issues with external stakeholders and on the global policy agenda. We actively promoted public-private partnerships to strengthen global health security and health system resilience in light of lessons learned from the COVID-19 pandemic. We did this through our Partnership for Health System Sustainability and Resilience (PHSSR) with the London School of Economics and World Economic Forum (WEF), as well as our long-standing access to healthcare programmes and initiatives to strengthen health systems. We also focused on opportunities to identify innovative solutions to the climate crisis and address its impact on global health. As a founding member of the Prince of Wales’ Sustainable Markets Initiative (SMI) and a supporter of the Terra Carta Sustainability Charter, our CEO attended meetings such as the G7 Leaders’ Summit in Cornwall, UK. He also hosted an SMI Roundtable focused on delivering sustainable healthcare. During the COP26 summit in Glasgow, UK, we were one of the first companies to be awarded the inaugural 2021 Terra Carta Seal by HRH The Prince of Wales. The Seal recognises companies from around the world who are driving innovation and leadership in their industry in tackling climate change. The Prince of Wales and our CEO, along with global health leaders, also launched the SMI Health Systems Taskforce, which our CEO will champion. Our climate change targets were verified by the Science Based Targets initiative (SBTi) as in line with their new Net-Zero Corporate Standard, AstraZeneca being one of only seven companies worldwide at launch and the only pharmaceutical company. Access to healthcare  BV We are working towards a future where everyone can have access to sustainable health solutions for life-changing treatment and care. This includes collaborating with our partners in support of common goals to strengthen health system resilience, improve equitable access to medicines and promote disease prevention. We innovate and partner to transform solutions across the patient care pathway – from prevention, raising awareness, diagnosis and treatment, to post-treatment and wellness. Achievements in 2021 > Over 199,000 healthcare workers and others trained since 2010 and over 31 million people reached through Access to Healthcare programmes. Healthy Heart Africa conducted over 23 million screenings for elevated blood pressure and Young Health Programme (YHP) reached more than six million young people through prevention and education programmes in over 30 countries. > Over 11 million people reached through our patient assistance programmes (cumulatively), which help patients in financial difficulty gain access to AstraZeneca medicines. Equitable access We embed practices into the product portfolio to drive equitable access to healthcare – including digital health, clinical trial diversity, patient centricity, investing in rare diseases, open innovation and intellectual property- sharing arrangements. During 2021, we put broad and equitable access at the heart of our pandemic response. AstraZeneca and our global partners released for supply 2.5 billion vaccine doses to over 180 countries. Approximately two thirds of these went to low- and lower- middle-income countries, and more than 247 million doses have been delivered to 130 countries through the COVAX Facility in 2021. In 2021, the majority of vaccine product sales and doses delivered related to pandemic contracts. AstraZeneca will continue to supply the vaccine around the world in 2022. We have moved to an affordable pricing approach that enables us to maintain broad global access. This includes a tiered pricing approach aligned to Gross National Income per capita, a widely recognised model used by developers of medicines and vaccines. We remain committed to supplying the vaccine at no profit in low-income countries, in line with our agreement with Oxford University. For more information, see Other Medicines and COVID-19 from page 27. “ Through our flagship $1 billion Ambition Zero Carbon programme, we are on track to reduce greenhouse gas emissions from our global operations by 98% by 2026 and halve our entire value chain footprint by 2030, on the way to a 90% reduction by 2045.” 44 AstraZeneca Annual Report & Form 20-F Information 2021 Strategic Report Business Review continued

interim report. Phase II of the PHSSR also launched in 2021, with an expansion into 13 new countries and a regional hub in the Central, Eastern Europe and Baltics area, which brought the total number of member countries to more than 30. The PHSSR has acted as the basis for policy improvements in many of the countries where it has been active. Healthy Heart Africa programme Our Healthy Heart Africa programme is committed to reducing hypertension and the burden of cardiovascular disease, aiming to reach 10 million people with elevated blood pressure across Africa by 2025. We work with local and global partners to raise awareness and offer training, screening and reduced- cost treatment, as applicable. By the end of 2021, the programme had conducted over 23 million blood pressure screenings and trained over 9,000 healthcare workers since launch in 2014. In 2021, the programme expanded into Côte d’Ivoire, Senegal and Rwanda. Young Health Programme Since 2010, the AstraZeneca Young Health Programme has worked to help young people aged 10 to 24 take control of their health, especially to combat long-term conditions such as cancer, diabetes, respiratory and heart disease, and mental health conditions – referred to as non-communicable diseases. In collaboration with UNICEF and Plan International, we support research, advocacy and education to help young people make better choices for healthier lives. In 2021, the programme had reached 1.18 million youths with health information and trained 73,000 peer educators in 30 countries. Community investment  BV We aim to make a positive impact on people in all the communities where we are present, supporting programmes to advance patient health, increase access to care, drive scientific innovation and build resiliency. Our Global Standard on External Funding covers community investment and provides guidance to ensure a consistent, transparent and ethical approach around the world, based on local need. Our activities are focused on healthcare in the community and supporting science education. They include financial and non-financial contributions. In 2021, we provided $112.9 million to more than 1,220 non-profit organisations across 74 countries. This includes contributions made by Alexion. We also donated more than $2.3 billion (2020: $1.6 billion) of medicines in connection with patient assistance programmes around the world, the largest of which is our AZ&Me programme in the US. This change reflects an increase in requests for assistance and growth across our therapeutic areas, including new indications. Diversity in clinical trials It is important that volunteers testing a potential new medicine appropriately reflect our potential target patient populations. We need to demonstrate a medicine’s safety and efficacy for all those who need it, whatever their age, sex, ethnicity, overall health, where they live and their place of origin. Local clinical trials also increase understanding and confidence in medicines. Building on our experience with the COVID-19 vaccine we will work to include more countries to ensure diverse, global representation. For more information, see Clinical trials transparency on page 34. Rare diseases Therapies are only available for 5% of more than 7,000 rare diseases. We believe people with rare diseases deserve the same attention and investment into finding therapies as anyone. We work to help people get medicines through our patient support and expanded access programmes, and we are expanding the geographies where our medicines are available. For more information, see Rare Disease from page 24. Affordability and pricing We want all patients who need medicines to have access to them without financial hardship. We work to expand availability and accessibility of our life-changing medicines to people around the world. We drive accessibility of medicines for diverse, equitable and inclusive patient groups through company policy and programming, including core pricing principles and access programmes. For more information, see Pricing and value of our medicines from page 35. Health system resilience We strengthen health systems by advocating for health system and policy reform. We build capabilities to address unmet medical need, improve access to quality healthcare and provide solutions along a continuum of care – from prevention, awareness, diagnosis and treatment to post-treatment and wellness; and commit to humanitarian relief, grants and donations. We also work to advocate for global healthcare policies that support the unique needs of the rare disease community. The Partnership for Health Systems Sustainability and Resilience (PHSSR) This partnership is motivated by a shared commitment to improving population health, through and beyond the COVID-19 pandemic. In 2021, we co-led the first PHSSR Summit with over 50 leading experts from eight pilot countries. We discussed the future of health in a post-COVID-19 world and launched the Product donation programmes  BV In 2021, we gave $23 million (2020: $27 million) in product donations for disaster, humanitarian relief and public health need. We remain committed to working with health system stakeholders and payers towards achieving more systemic solutions. Environmental protection  BV We aim to demonstrate global leadership by minimising our environmental impact across all our activities and products. Becoming increasingly circular, we are designing out waste and pollution, keeping products and materials in use, and maximising resource efficiency. We are also adopting nature-based solutions to protect, sustainably manage and restore natural and modified ecosystems that address societal challenges, such as the impact of the climate crisis and supporting biodiversity. Achievements in 2021 > 59% reduction in Scope 1 and 2 greenhouse gas emissions since 2015 > Over three million trees planted by AZ Forest by end of 2021 > 17% reduction in water usage since 2015 > 8% reduction in our waste since 2015 > 75% of development projects met resource efficiency targets at launch in 2021 > 100% safe API discharges for AstraZeneca sites > 91% for globally managed first-tier supplier sites. As part of our WEF partnership, in 2021 we contributed to the Alliance of CEO Climate Leaders and as a Corporate Alliance supporter of the Trillion Trees reforestation movement. Ambition Zero Carbon We are committed to: > Achieving net-zero greenhouse gas (GHG) emissions by maximising our energy efficiency, shifting to renewable energy sources, and investing in nature-based removals to compensate for any residual GHG footprint. > Building resilience by managing the physical (sites, supply chain) and transitional (regulatory, market and product) risks and opportunities from climate change in the value chain through adaptation and business continuity planning. 45 Strategic Report AstraZeneca Annual Report & Form 20-F Information 2021 Corporate Governance Additional Information Financial Statements Business Review  /  Be a Great Place to Work

The climate emergency is a public health emergency. It is changing our planet irreversibly, with warming reaching critical tolerance thresholds for health. Human health and the health of the planet are deeply interconnected. We have an opportunity now to reset how we live and create a more sustainable world – together and without delay. Through our flagship $1 billion Ambition Zero Carbon programme, we are on track to reduce GHG emissions from our global operations by 98% by 2026 and halve our entire value chain footprint by 2030 on the way to a 90% reduction by 2045. Our emission reduction targets have been verified by the Science Based Targets initiative and we were one of the first seven companies worldwide to have our Scope 1 to 3 and long-term net-zero targets verified under their new Net-Zero Corporate Standard. We were also an early supporter of the UN-backed Race to Zero. Near-term targets: > 98% reduction in Scope 1 and 2 GHG emissions by 2026 from 2015 baseline > switching to 100% fully electric vehicle fleet (EV100) by end of 2025 > using 100% renewable energy (RE100) for power and heat by end of 2025 > doubling energy productivity (EP100) from 2015 to 2025 > launching first next-generation respiratory inhalers with near-zero climate impact by 2025 > aligning supplier spend with companies with approved science-based targets by end of 2025 > planting and stewarding over 50 million trees by end of 2025 as a nature-based solution to enhance climate, ecological and community resilience through our AZ Forest global initiative. Long-term targets: > 50% reduction in total Scope 3 emissions by 2030 and 90% reduction by 2045, from 2019 baseline > carbon negative for all residual emissions from 2030 and science-based net-zero by 2045 > transitioning to next-generation respiratory inhalers with near-zero climate impact. Product sustainability We manage the environmental impact of our products from discovery in the lab through to the end of a product’s life. To avoid adverse impacts on the environment and human health, we evaluate all materials and processes used to make our products. We focus on preventing and reducing waste wherever possible, maximising the utility of the natural resources we use. As part of our continued commitment to transparency in the management of Pharmaceuticals in the Environment (PiE), we launched an EcoPharmacoVigilance dashboard that shows the risks of pharmaceuticals that reach the environment principally through patient use. This helps to monitor any associated risk and ensure the environmental safety of our life-changing medicines. With the dashboard, we can look at real-world environmental risk by comparing measured environmental concentrations with defined ‘no effect and safe’ concentrations. This is the first time an individual pharmaceutical company has shared this type of data. This initiative highlights our progress on water quality and builds on our established leadership in responsible active pharmaceutical ingredient discharge management from our operations. For more information on our PiE position paper, see our website, www.astrazeneca.com/sustainability/environmental- protection/pharmaceuticals-in-the-environment.html. In 2021, we launched our internal Product Sustainability Index to ensure we understand the environmental impacts across our product value chains and prioritise improvement opportunities. A key product-related element of our Ambition Zero Carbon strategy is our commitment to develop the next-generation respiratory inhalers with near zero global warming potential (GWP) propellants. During 2021, we progressed a project spanning all key functions in the business to assess alternative low-GWP propellant options from an environmental, technical, regulatory, medical, non-clinical and commercial viewpoint to enable a Phase III investment decision for the lead propellant in the first half of 2022. Natural resources We are committed to: > Reducing our impact on the planet through the efficient, circular use of natural resources across the value chain to ensure responsible sourcing, consumption, production and disposal. > Protecting and restoring ecosystems to improve health outcomes and tackle environmental drivers of disease, such as water and air quality, through our focus on water stewardship and biodiversity. To drive our climate action initiatives and meet our environmental targets, we have a dedicated Natural Resource Efficiency Fund, which has invested approximately $130 million in environmental efficiency innovations since 2015. This includes 56 new projects and nearly $30 million spent in 2021. Water stewardship Since 2020, we have collaborated in a water stewardship partnership with the World Wide Fund for Nature (WWF) Sweden. Through this collaboration, in 2021, we championed a sector-level water risk assessment of the global pharmaceutical supply chain. For more information on this assessment, see wwf.panda.org/wwf_news/?4417966/Diagnosing- current-and-future-water-risks-facing-the- pharmaceutical-sector. This assessment has helped identify sectoral- level water stewardship opportunities, as well as potential shared water challenges that may be strategically relevant in areas of concentrated pharmaceutical manufacturing. We also introduced a new water stewardship pilot, focused on six key sites in water-scarce areas as these face future water availability and quality risks. In 2022, we will set locally- appropriate water targets for these sites and aim to have long-term contextual water targets in place by 2025. Green labs In 2021, our collaboration with the non-profit organisation, My Green Lab, continued to inspire a reduction in the environmental impacts of our labs. A total of 36 laboratory functions across 31 sites are involved in the programme. Of these, 12 received certifications through this initiative across 11 sites: four sites attained the highest Green certification level, one Platinum, six Gold, and one Silver. We aim for all of our R&D labs to be My Green Labs certified by 2026. For the second consecutive year, we won the Biotech/Biopharma organisation category in the International Freezer Challenge, saving approximately 1,858 kWh/day during the challenge across the participating sites. My Green Lab certification has been recognised by the pharmaceutical sector as part of the UN Race to Zero. For more information, see www.mygreenlab.org/blog-beaker/green-lab- certification-named-key-player-in-the-un-climate- changes-race-to-zero. Building a framework for circularity1 We are leveraging our experience with LEAN manufacturing, which includes tools to enhance efficiency and eliminate waste, to build a framework for employees to identify and implement initiatives that contribute to our environmental targets. For example, in 2021 a KAIZENTM pilot event was held to target single-use plastics used in packaging for one of our products. Using LEAN tools, a cross-functional team analysed inventory data to identify options to tackle plastic use and increase recycling, resulting in opportunities to eliminate up to 200 tonnes of plastic annually. This framework will continue to be scaled up and shared across our network. 1 ‘Circularity’ means designing out waste and pollution, keeping products and materials in use, for example by designing for durability and recycling, and regenerating natural systems by avoiding non-renewable resources and preserving or enhancing renewable ones. 46 AstraZeneca Annual Report & Form 20-F Information 2021 Strategic Report Business Review continued

Ethics and transparency  BV We seek to create positive societal impact and embed ethical behaviour in all our business activities, markets and value chain. We do this by promoting ethical, transparent and inclusive policies within our company as well as across all our partners and suppliers. It is important that we can create value beyond the impact our medicines have on patients. Building trust by demonstrating integrity, transparency and fair treatment is central to everything we do. Achievements in 2021 > 48.1% of senior middle management roles and above are held by women > 72% of all critical manufacturing partners are rated ‘bronze’ or better by our sustainability framework (2025 target of 75%) > 83% of employee survey respondents feel that AstraZeneca has a ‘Speak Up’ culture. For more information, see: > Bioethics, see page 34. > Champions of inclusion and diversity, see page 42. > Workplace safety and health, see page 43. Code of Ethics We are committed to employing high ethical standards when carrying out all aspects of our business globally. Our Code of Ethics (the Code) is based on our Values, expected behaviours and key policy principles. It applies to all Executive and Non-Executive Directors, officers, employees and temporary staff, in all companies within our Group worldwide. The Code empowers employees to make decisions in the best interests of the Group and the people we serve, now and in the long term. It does this by outlining our commitments in simple terms and focusing on why these commitments matter. The Code is at the core of our compliance programme. It has been translated into approximately 40 languages and guides employees on how to make the best day-to-day choices and how to act in a consistent, responsible way, worldwide. There are two mandatory training courses dedicated to the Code: one is for new starters; the second is the annual training for all employees, reminding them of the key commitments. In 2021, 100% of all active employees completed the annual training on the Code. The Code includes four high-level Global Policies covering Science, Interactions, Workplace and Sustainability. These Global Policies are complemented by underlying Global Standards, which define the global requirements we follow to deliver our business consistent with the Values, behaviours, commitments and principles embodied in our Code and Global Policies. Our Code and Global Policies, together with relevant Global Standards and Position Statements, are published on our website, www.astrazeneca.com. Our policy framework also includes additional requirements at the global, local and business unit level to support employees in their daily work. The Code recommends that employees report possible violations. It also provides information on how to do so, including via the AZ Ethics helpline or website, which is managed by an independent third party. AZ Ethics is also available to third parties. Reports can be made anonymously where desired and where permitted by local law. Anyone who raises a potential breach in good faith is fully supported by management. The majority of cases come to our attention through management and employee self‑reporting. This can be seen as an indication that employees are comfortable in raising their concerns with line managers or local Human Resources, Legal or Compliance, as recommended in the Code (and reinforced in the 2021 Code training). In 2021, 416 reports of alleged compliance breaches or other ethical concerns were made through AZ Ethics, including reports made by any anonymous route that could be considered whistleblowing (in 2020, there were 385 reports). A Finance Code complements the Code and applies to the CFO, the Group’s principal accounting officers (including key Finance staff in all overseas subsidiaries) and all managers in the Finance function. This reinforces the importance of the integrity of the Group’s Financial Statements, the reliability of the accounting records on which they are based and the robustness of the relevant controls and processes. Non-Financial Information Statement Under sections 414CA and 414CB of the Companies Act 2006, as introduced by the Companies, Partnerships and Groups (Accounts and Non-Financial Reporting) Regulations 2016, AstraZeneca is required to include, in its Strategic Report, a non-financial statement containing certain information. As required by the Regulations, the Strategic Report contains information on the following matters, which include references to our relevant policies, due diligence processes and information on how we are performing against various measures in these areas: > Anti-bribery and anti-corruption, see page 37. > Code of Ethics, see this page. > Access to healthcare, see pages 44 to 45. > Environmental protection, see pages 45 to 46. > Our people, see pages 41 to 43. > Human rights, see pages 42 to 43. Information on the Group’s Principal Risks is included in Risk Overview (see from page 48) and information on the non-financial key performance indicators relevant to our business is included in Key Performance Indicators (see from page 12). A description of our business model is contained in Business Model and Life-cycle of a Medicine (see from page 10). 47 Strategic Report AstraZeneca Annual Report & Form 20-F Information 2021 Corporate Governance Additional Information Financial Statements Business Review  /  Be a Great Place to Work

Sustainability
supplementary information

External assurance
Bureau Veritas has provided independent external assurance to a limited level on the following sustainability information contained within this Annual Report:

- > Commitment to society, see page 3.
- > Key Performance Indicators, including Our sustainability and Be a Great Place to Work, see pages 12 to 15.
- > Our sustainability approach, including Sustainability strategy, see pages 30 and 31.
- > Bioethics, including Clinical trial transparency, Research use of human biological samples and Animal research, see page 34.
- > Healthcare in low- and middle-income countries, see page 37.
- > Responsible sales and marketing, see page 37.
- > Anti-bribery and anti-corruption, see page 37.
- > Responsible supply chain, see page 38.
- > Human rights, see page 42.
- > Employee relations, see page 43.
- > Workplace safety and health, see page 43.
- > Sustainability, including Driving the sustainability agenda, see page 44.
- > Access to healthcare, including Equitable access, Affordability and pricing, Health system resilience, see pages 44 and 45.
- > Environmental protection, including Ambition Zero Carbon, Product sustainability, Natural resources, see pages 45 and 46.
- > Ethics and transparency, see page 47.
- > Greenhouse gas reporting, see page 216
- > Task Force on Climate-related Financial Disclosures Statement, see pages 217 to 222.

BV Used throughout this Annual Report to denote the sustainability information listed above, which has been independently assured by Bureau Veritas.

Based on the evidence provided and subject to the scope, objectives and limitations defined in the full assurance statement, nothing has come to the attention of Bureau Veritas causing them to believe that the sustainability information contained within this Annual Report is materially misstated. Bureau Veritas is a professional services company that has a long history of providing independent assurance services in environmental, health, safety, social and ethical management and disclosure.

The full assurance statement, which includes Bureau Veritas' scope of work, methodology, overall opinion, and limitations and exclusions, is available on our website, www.astrazeneca.com.

Greenhouse gas (GHG) reporting BV
We have reported on all of the emission sources required under the Quoted Companies GHG Emissions (Directors' Reports) Regulations 2013. These sources fall within our consolidated Financial Statements. We do not have responsibility for any emission sources that are not included in our consolidated Financial Statements.

We have used the GHG Protocol Corporate Accounting and Reporting Standard (revised edition). Emission factors for electricity have been derived from the International Energy Agency, USEPA eGRID, US Green-e and the Association of Issuing Bodies databases and for all other fuels and emission sources from the 2006 IPCC Guidelines for National Greenhouse Gas Inventories.

During 2021, the acquisition of Alexion was completed and Scopes 1, 2 and 3 emissions data has been integrated to our reported footprint for 2021 and all previous years to 2015.

Global GHG emissions data for the period 1 January 2021 to 31 December 2021[1]

			Tonnes CO_2e
	2021	2020	2019
Emissions from: Scope 1: Combustion of fuel and operation of facilities[2,5]	**245,882**	240,052	269,647
Scope 2 (Market-based): Electricity (net of market instruments), heat, steam and cooling purchased for own use[3,5]	**21,135**	32,218	138,261
Scope 2 (Location-based): Electricity, heat, steam and cooling purchased for own use[3,5]	**207,005**	228,727	248,054
Company's chosen intensity measurement: Scope 1 + Scope 2 (Market-based) emissions reported above normalised to million US dollar revenue	**7**	8	14
Scope 3 Total: Emissions from all 15 GHG Protocol Scope 3 Categories	**6,581,749**	5,985,733	5,716,412
Scope 3 intensity measurement: Scope 3 emissions from all 15 GHG Protocol Scope 3 Categories normalised to million US dollar revenue	**161**	183	195
			MegaWatt hours (MWh)
Total energy consumption[4,5]	**1,737,124**	1,699,480	1,848,804

1 Regular review of the data is carried out to ensure accuracy, consistency and reflect major business changes. This has led to changes in the data from previous years. The majority of adjustments made are not material individually, except for (i) Scope 3 category 1 purchased goods and services (methodology update to transition from a global emissions factor database for estimating emissions based on spend, to a country-based database, thereby improving accuracy, method updates applied to current and previous years); and (ii) Scope 1, 2 and 3 emissions from Alexion that was acquired during 2021 (reporting boundary expansion to include the acquired business, calculate the emissions across all scopes in a consistent manner, and integrate to previous years reporting).

2 Included in this section are GHGs from direct fuel combustion, process and engineering emissions at our sites and from fuel use in our vehicle fleet.

3 GHGs from imported electricity are calculated using the GHG Protocol Scope 2 Guidance (January 2015) requiring dual reporting using two emissions factors for each site – Market-based and Location-based. Our corporate emissions reporting and targets follow the Market-based approach.

4 The aggregate of: (i) the annual quantity of energy consumed from activities for which the Company is responsible, including the combustion of fuel at a facility or the operation of any facility and (ii) the annual quantity of energy consumed resulting from the purchase of electricity, heat, steam or cooling by the Company for its own use.

5 Under the Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018, the Company needs to disclose what proportion of this figure relates to energy use in the UK and offshore area. For 2021, the proportion of total global energy and emissions originating from AstraZeneca's UK and offshore area footprint were as follows: energy use 371 GWh (21%); Scope 1 site energy and road fleet emissions 60 $ktCO_2e$ (24%); Scope 2 site imported energy emissions using Market-based accounting 0 $ktCO_2e$ (0%); Scope 2 site imported energy emissions using Location-based accounting 12 $ktCO_2e$ (6%).

For more information, see Environmental protection from page 45.

For more information, see our 2021 Sustainability Report on our website, www.astrazeneca.com/sustainability.

216 AstraZeneca Annual Report & Form 20-F Information 2021 Additional Information

Our commitment to climate change The COVID-19 pandemic has demonstrated the need to build resilience across society, economies and healthcare systems globally. In similar ways to the pandemic, the threat that climate change poses also places societies at higher risk financially, socially and environmentally, with many of its impacts disproportionately affecting vulnerable communities and emerging economies still struggling to recover from the pandemic. The climate crisis also poses risks to public health, with rising global temperatures increasing the prevalence of respiratory and cardiovascular disease, changes in water-borne illnesses, allergen distribution and concentration, as well as mental health effects. Health system resilience across the entire value chain, from disease prevention to treatment, has never been more important. The commitments we have made through our flagship $1 billion Ambition Zero Carbon programme ensure that we are playing our part in tackling the climate crisis as well as the opportunities that transitioning to a low-carbon economy could mean for our business. We support the Task Force on Climate-related Financial Disclosures (TCFD) framework and we have made disclosures consistent with the four TCFD recommendations and the 11 recommended disclosures. The bullet point list on Page 222 set outs the required disclosures and explains where in this Annual Report (or other relevant document) the various disclosures can be found. We first adopted the TCFD framework in our 2020 Annual Report, and continue to apply it this year to describe activities conducted in the year to 31 December 2021. All our business operations worldwide are in scope, unless otherwise stated. The framework has been introduced with a risk-based approach focusing on the most material risks and opportunities. Future priorities to broaden the scope to medium- and low-risk areas are indicated in each section. For further information relating to our TCFD disclosures, see our website www.astrazeneca.com. Our Carbon Disclosure Project (CDP) response provides further disclosures (2020 performance) on our approach to climate change and is available at www.cdp.net/en. Climate change and our strategy for physical risks Understanding the potential impact of future climate scenarios, together with proactive mitigation, intervention plans and targeted investment, will future proof our business and build resilience to ensure our long-term financial sustainability and continued supply of medicines to patients. It is critical to understand the physical climate change risks to our workforce, local communities, our assets and supply to patients. Working in a preventive way, we want to minimise reactive behaviour and minimise interruptions from extreme weather events across our operations and value chain. In 2020, we screened climate impacts across our operations and in 2021 we added our strategic suppliers (defined by cost of interruption and strategic role to AstraZeneca) to assess what a worst-case scenario (Representative Concentration Pathway (RCP) 8.5) will look like in 2030, 2050 and 2100. In addition, two more optimistic scenarios (RCP 2.6 and 4.5) were modelled. By combining the results of the climate assessments with business criticality, we prioritised 12 potentially ‘at risk’ sites for further assessment in 2021. For further information, see the scenario table on page 218. Physical climate assessments will be expanded in 2022 and 2023 to include a deep-dive analysis of all strategic sites irrespective of risk. We will also focus on strategic upstream and downstream partners to understand their resilience to climate change e.g. bulk drug manufacturing, batch/ QA/QC testing, distribution centres etc. As the work progresses, we will increase our knowledge base with regard to the potential financial impact of extreme weather events, and appropriate mitigation and intervention plans. Financial impacts, such as stranded assets, cost of interruptions of supply, and capital investments, will be further assessed and, where material, they will be disclosed. Climate change and our strategy for transition risks and opportunities The nature of the risks and opportunities we face depends not only on the physical aspects of climate change, but also regulatory and commercial changes in the markets in which we operate, pressures to reduce the carbon footprints of specific medicines, and our ability to shape a culture of climate action focused on de-carbonising our value chain. To respond to the identified climate risks and opportunities, we are taking enterprise-wide actions, and are committed to: > Achieving net-zero greenhouse gas (GHG) emissions by maximising our energy efficiency, shifting to renewable energy sources, and investing in nature-based removals to compensate for any residual GHG footprint. > Building resilience by managing the physical (sites, supply chain) and transitional (regulatory, market and product) risks and opportunities from climate change in the value chain through adaptation and business continuity planning. Through our Ambition Zero Carbon programme we are on track to reduce GHG emissions from our global operations by 98% by the beginning of 2026 and halve our entire value chain footprint by 2030, on the way to a 90% reduction by 2045. Our emission reduction targets have been verified by the Science Based Targets initiative and we were one of the first seven companies worldwide to have our net-zero, science-based Scopes 1 to 3 targets verified under their new Net-Zero Corporate Standard. We were also an early supporter of the UN-backed Race to Zero. Near-term targets > achieve 98% reduction in Scope 1 and Scope 2 GHG emissions by the beginning of 2026 from 2015 baseline > switch to a 100% fully electric vehicle fleet (EV100) by the end of 2025 > use 100% renewable energy (RE100) for power and heat by the end of 2025 > double energy productivity (EP100) from 2015 to 2025 > launch first next-generation respiratory inhalers with near-zero climate impact > align supplier spend to companies with approved science-based targets by end of 2025 > plant and steward over 50 million trees by end of 2025 as a nature-based solution to enhance climate, ecological and community resilience through our AstraZeneca Forest Global Initiative. Long-term targets > achieve 50% reduction in total Scope 3 emissions by 2030 and 90% reduction by 2045, from 2019 baseline > become carbon negative for all residual emissions from 2030 and science-based net-zero by 2045 > transition to next-generation respiratory inhalers with near-zero climate impact by 2030. Recognising that the healthcare system represents approximately 4% of global GHG emissions, AstraZeneca continues to identify and exploit opportunities to deliver patient- centric, net-zero healthcare. In 2021, AstraZeneca established the Sustainable Healthcare Round Table under HRH The Prince of Wales’ Sustainable Markets Initiative (SMI). This SMI Sustainable Healthcare Round Table was launched at COP26 and focuses on the environmental and clinical benefits that can be delivered through digital health, proactive supply chain management and taking a patient care pathways approach that integrates clinical and environmental considerations to accelerate the provision of net-zero healthcare. Governance In October 2021, the Board established the Sustainability Committee to monitor the execution of our sustainability strategy, oversee communication of our sustainability activities with stakeholders and provide input to the Board and other Committees on sustainability matters. The members of the Committee are Nazneen Rahman (Chair of the Committee), Sheri McCoy, Andreas Rummelt and Marcus Wallenberg. The launch of the Sustainability BV 217 AstraZeneca Annual Report & Form 20-F Information 2021 Additional Information Financial Statements Strategic Report Corporate Governance Task Force on Climate-related Financial Disclosures Statement Task Force on Climate-related Financial Disclosures Statement

Task force on Climate-related Financial Disclosures Statement *continued*

Committee is an important next step in advancing and delivering our sustainability goals. The Sustainability Committee met once in December 2021 for an update on progress regarding our Climate Strategy and TCFD.

For more information on the Sustainability Committee and other Committees, see from page 86.

Our CEO is responsible to the Board for the management, development and performance of our business, including AstraZeneca's Ambition Zero Carbon and climate-related risks and opportunities. Reporting to the CEO, the Executive Vice-President (EVP), Sustainability and Chief Compliance Officer (CCO), is responsible for the delivery of AstraZeneca's sustainability strategy, including our climate-related strategy.

A number of strategic groups have been established to support delivery of our sustainability and climate strategies:

> In 2020, we established an Ambition Zero Carbon Governance Group with executive-level ownership, accountable for the delivery of our Ambition Zero Carbon programme. The group includes AstraZeneca's CEO; CFO; the EVP for Sustainability and CCO; and EVP for Operations and IT. The Ambition Zero Carbon Governance Group met six times in 2021.

> In 2020, a TCFD steering group was also established with cross-functional membership (Corporate Affairs, Investor Relations, Finance Risk and Reporting, R&D, Operations and Global Sustainability) to identify and proactively manage the physical and transition risks and opportunities posed to AstraZeneca by climate change. In 2021, members of the group undertook training on climate change and principles for future climate scenarios.

The outcomes from the specialist groups are reported regularly to the Board. The Audit Committee was updated on progress in April and the Sustainability Committee was updated in December 2021. The TCFD steering group met eight times in 2021 with a focus on the (i) execution of climate risk assessments at priority sites in AstraZeneca's supply chain, (ii) mapping of transition risks and opportunities, (iii) integrating the management of climate risks and opportunities within the current governance structure and (iv) how to structure the TCFD Disclosure in the annual reporting process.

Execution

At a site level, the execution of roadmaps to deliver against our climate strategy and to manage the physical risks posed by climate change are led by the accountable site lead, executing control measures (technical or organisational) as an integrated part of their existing risk management system.

On a commercial level, each franchise lead is accountable for integrating transition risks in their strategies and financial forecasts for each brand. By managing the risks posed by a low-carbon economy and healthcare system, each business can unlock potential opportunities to support the transition to a low-carbon, patient-centric healthcare system.

Remuneration

In 2021, to incentivise delivery of our environmental, social and governance priorities, delivery of our Ambition Zero Carbon commitment was included in our executive incentive arrangements for the Performance Share Plan (PSP), with a weighting of 10%. This underlines the importance we place on reducing our Scope 1 and Scope 2 GHG emissions by 98% by 2026.

For more information, see Directors' Remuneration Report from page 98.

Physical risks and temperature scenarios by 2100		Transition risks & opportunities and scenarios used	
+2°C (RCP 2.6)	> RCP 2.6 lays out a pathway and emissions trajectory that is generally aligned with the objectives of the Paris Agreement to limit global warming to well below 2°C, preferably to 1.5°C by 2100, compared to pre-industrial levels.	> 1.65°C (IEA WEO Sustainable Development Scenario (SDS) – equivalent to RCP 2.6).	> The IEA WEO SDS was used as the primary low-carbon future scenario within the Climate Financial Driver Analysis (CFDA). Renewable Electricity Generation and Transport Oil Demand figures were used from the SDS. As a 'well below 2°C' pathway, the SDS represents a gateway to the outcomes targeted by the Paris Agreement. The SDS is based on a surge in clean energy policies and investment that puts the energy system on track for key Sustainable Development Goals (SDGs).
		> 1.5°C (IEA WEO Net-Zero Emissions by 2050 scenario (NZE) – equivalent to RCP 1.9).	> Within the CFDA, sensitivity analysis was carried out using carbon prices from the IEA NZE emissions scenario, to ascertain the impact that carbon prices higher than in Stated Policies Scenario (STEPS) would have. The NZE is a normative IEA scenario that shows a narrow but achievable pathway for the global energy sector to achieve net-zero CO_2 emissions by 2050, with advanced economies reaching NZE in advance of others.
+2.5°C (RCP 4.5)	> RCP 4.5 is an intermediate scenario with emissions peaking in 2040 and falling rapidly thereafter until 2080.	> 2.5°C (IEA WEO Stated Policies Scenario – STEPS) – equivalent to RCP 4.5.	> The IEA WEO STEPS was used as the primary high carbon future scenario within the CFDA. Carbon prices from STEPS were used as the primary carbon price regime. Renewable Electricity Generation and Transport Oil Demand figures were also used. STEPS provides a more conservative benchmark for the future, because it does not take it for granted that governments will reach all announced goals.
+4°C (RCP 8.5)	> RCP 8.5 is a worst-case scenario consistent with no policy changes to reduce emissions, where CO_2 concentrations in the atmosphere are roughly doubled by 2050 and continue on that path until 2100.	> 4°C (IEA WEO business as usual) equivalent to RCP 8.5.	> This high emissions 'business as usual' scenario was not modelled in detail but is expected to give rise to more significant physical impacts and delayed but more uncertain/disruptive transition, potentially leading to higher overall costs and representing failure to implement stated policies.
Time horizons	> Present day, 2030, 2050, 2100.		> Present day, 2025, 2030, 2035 and 2040.

218 AstraZeneca Annual Report & Form 20-F Information 2021 Additional Information

Identifying and managing climate risk and opportunity To inform the wider enterprise risk management process of any specific risks and opportunities posed by climate change and/or the transition to a low-carbon economy, we have integrated climate assessments into the overall enterprise risk management process. Our overall approach to risk management and a summary of our Principal Risks can be found from page 48. Scope and definitions Scenario analysis helps us to understand the potential impact of climate change on our business to inform our business strategy and financial planning. In line with the TCFD guidance, we decided to use a low/medium/ high case scenario based on Representative Concentration Pathway shared by The Intergovernmental Panel on Climate Change. For more information, see the table on page 218. Assessment of physical risks In 2020, working with environmental resource management experts, ERM Group, Inc. (ERM), we conducted a screening study of two future climate scenarios to explore our physical climate-related risks (floods, water scarcity, extreme heat, cyclones and wildfires). These scenarios were applied to material AstraZeneca sites with predictions out from 2020 to 2030, 2050 and 2100. The evaluated sites included all business-critical operations sites, R&D hubs, IT centres and other strategic hubs. The outcome of these screening studies was combined with a revenue-based assessment for each site to identify mid- to long-term risks. A similar study was conducted in 2021 to cover Alexion R&D and Operations sites, and their strategic suppliers with support from AECOM Limited. This has now been integrated into the AstraZeneca approach to assessing physical climate risks at sites. During 2021, we extended our access to climate scenario data by using Jupiter, Inc. for screening of risks from climate hazards to all AstraZeneca sites in future scenarios (RCP 2.6, 4.5 and 8.5). We also used the WWF Water Risk Filter to assess site risks for droughts in water stressed areas and how these could be amplified by climate change. For further information relating to the screening assessments for material sites, see our website www.astrazeneca.com. Priorities for 2022 include: > Identify opportunities to take collective actions in hot spot regions, together with stakeholders, including peers, to manage water stress in a systemic way. In 2021, we conducted a deep dive at 12 sites with high business criticality and potential exposure to climate change impacts in a worst-case scenario (RCP 8.5) by 2030 and 2050. The assessments cover: > inventory of hazards > risk analysis > risk evaluation > identification of mitigation measures. Global Subject Matter Experts coordinated these assessments together with local representation from Manufacturing, Facilities Management, Safety, Health and Environment and the Risk Management Network. Where appropriate, the risk mitigation measures and interventions were escalated to site management and captured on the local risk register. Measures and actions to address these risks are included in the site master plans and business continuity plans as they are developed, and captured under the mid- and long-term financial planning for that site and function. Priorities for 2022/23 include all material sites in scope for the initial climate risk screening and the Alexion sites will be subject to detailed site level physical climate impact assessments. During 2021, we included nearly 350 strategic suppliers in a screening assessment for physical climate risks. Suppliers with a 12 month cost of interruption of more than $200 million and with a critical role in patient supply will be prioritised for further assessment in 2022. In 2021, we included vulnerability to climate change as a formal decision criteria for the establishment of future internal or external manufacturing capacity. Assessment of transition risks and opportunities To meet the Paris Agreement commitments to be net-zero and restrict global warming to 1.5ºC, we need to take a product, company and healthcare system perspective to proactively manage the risks and opportunities posed by the transition to a low-carbon economy and healthcare system. To deliver our 2030 carbon negative ambition, our products as well as our business will need to become carbon neutral. However, we also need to recognise that, given the limited period of exclusivity we have for innovative medicines, the GHG footprint of our current portfolio of products will not fully reflect our 2030 footprint. Many innovative treatments that will make up our 2030 portfolio are still in development and we can prioritise sustainability and efficiency in design, both in terms of process and product design, as well as the supplier network for manufacture and delivery. That means we are responsible for our choices in raw material sourcing, manufacture and formulation of APIs, along with device and packaging selection. In November 2021, we launched a supplier- focused Power Purchase Agreement (PPA) programme (Energize) with peers in the pharmaceutical industry to accelerate access to renewable power for our suppliers. We believe our patients and society will require products that have the smallest possible environmental impact, without sacrificing medical efficacy or safety. As technologies and healthcare systems evolve, so too should circular solutions to: > design out waste and pollution > keep products and materials in use > regenerate natural systems. For this to happen, our scientists embrace carbon neutral design, migrate away from fossil fuels (where possible) and embrace a circular mindset to use materials (minimise by design, reuse, recycle, recover). To help our scientists prioritise what environmental aspects to focus on, we use life-cycle assessments to look at the environmental impact of our products. The GHG footprint for most medicines lies in our upstream supply chain; the exception is for the respiratory pMDI portfolio where the GHG footprint lies with the patient use. As the wider healthcare system looks to deliver patient-centric net-zero healthcare, this will present some risks for AstraZeneca to manage, as well as some opportunities to deliver better patient and societal outcomes with a lower GHG footprint for the healthcare sector. AstraZeneca is part of the Scope 3 emissions of healthcare providers; we are part of their purchased goods and services footprint. Some healthcare providers have already set out their net-zero ambitions. For example, the NHS has established targets to procure medicines only from suppliers with climate targets aligned with, or more ambitious than their own, and they have goals to reduce the footprint of respiratory products by 50% over the next seven years. Therefore, the transition to next-generation propellants with a near-zero global warming potential within our Ambition Zero Carbon strategy is not only reducing our GHG footprint, it is also mitigating some of the transition risks we face in the market and will protect our revenue. To better understand the financial consequences of the transition into a low-carbon economy to our business, we started to work with ERM. Risks and opportunities were assessed at an enterprise level and product-specific level for the top 10 brands where life-cycle assessment (LCA) data is available, representing approximately 50% of Total Revenue with examples from all our disease areas. 219 AstraZeneca Annual Report & Form 20-F Information 2021 Additional Information Financial Statements Strategic Report Corporate Governance Task Force on Climate-related Financial Disclosures Statement

Task Force on Climate-related Financial Disclosures Statement *continued*

Key

- Low risk
- Medium risk
- High risk
- Opportunity

Time horizon for impact
Short-term: 1–3 years
Mid-term: 3–7 years
Long-term: 7–25 years

Risk or opportunity	Time horizon Short/Mid/Long	Potential impact	How it is managed
Physical risks			
Increased frequency of extreme weather and climate-related natural disasters.	Medium risk / Medium risk / Medium risk	> Detailed site-level climate risk assessments have now been conducted at 12 sites (Wuxi, Södertälje, Maihara, Chennai, Westchester, Guadalajara, Gothenburg, Cairo, Canovanas, Mount Vernon, Bensalem and Taizhou) to verify the screening results from 2020. Outcomes indicate potential for: > increased exposure to extreme heat events and an increased need for cooling to maintain GMP compliance > heavy rainfall causing local flooding and/or inducing landslides > high wind events that can damage site structures. > Potential risks relate primarily to disruption or delays in a single manufacturing site, product distribution, and/or product impairment due to broken cold chain logistics, along with associated increased liability insurance premiums and reputational damage. However, investment in at-risk sites, the design of our supply chains and levels of inventory held mean that we do not currently foresee a material business impact arising from these short-term events. > Three case studies underpin this conclusion by exemplifying some typical risks, the consequences and associated mitigations: Södertälje in Sweden, Maihara in Japan and Canovanas in Puerto Rico. For more information, see www.astrazeneca.com/sustainability/resources.html > We will continue to expand our site assessments and business impact assessments in 2022.	> Identified risks have been addressed in the local business continuity plans or planning of technical mitigations integrated into the site master plans. Any investments required are integrated into the normal mid- and long-term financial planning process. Mitigation examples include increased cooling capacity to cover periods of extreme heat, drainage systems to handle increased volumes of precipitation or strengthening of building resilience to stand up against increased wind speed. > Business resilience has been increased to mitigate our exposure to extreme weather events like hurricane Maria at Canovanas (Puerto Rico, 2017), an extended period of heat in Södertälje (Sweden, 2018) and water scarcity in Chennai (India, 2019). > For example, our site in Canovanas has taken proactive steps to increase its resilience and mitigate the risks posed to our business operations by installing its own heat and power plant to reduce reliance on the local power network complemented with on-site solar panels and emergency generators ($12 million) and renovations of the two main manufacturing and warehouse buildings to comply with the latest building code ($9 million). > In 2021, physical risks have been mapped in the broader supply chain based on location and then matched with climate scenarios of RCP 2.6, 4.5 and 8.5. Suppliers with high criticality (cost of 12 month interruption more than $200 million) and exposure to significant future climate hazards will be contacted in 2022 to ensure that they build climate resilience within their business continuity plans. > Climatic risk assessments have been included in the site evaluation criteria for investment in new operations in 2021.
Transition risks and opportunities			
Increased demand for sustainable low Global Warming Potential (GWP) products and services from healthcare providers in some countries may result in the potential for green substitution of medicinal products with a high GWP (e.g. anaesthetics and respiratory products). **Business opportunities will exist with increased future demand for low GWP alternatives and where earlier diagnosis and clinical intervention can reduce the carbon footprint of healthcare pathways.**	Low risk / Medium risk / Opportunity	> Some healthcare providers and professionals are actively looking to substitute medicinal products based on their GHG footprint to reduce their own Scope 3 footprint, as part of their net-zero targets. > One example is NHS England and its target for net-zero by 2045, with an ambition to reach an 80% reduction by 2036 to 2039. This could impact market access and revenue in some countries for high GWP products where alternatives with a lower GHG footprint exist. Future revenue from our pMDI inhaled medicines portfolio could be 'at risk' should substitution become widespread before the transition to our next-generation near-zero GWP pMDIs. These risks are currently low, limited to a few countries, and any impact is likely to occur in a timeframe when we have lost exclusivity for some 'at risk' brands. > Transitioning to low GWP respiratory products as part of AstraZeneca Ambition Zero Carbon, and understanding the positive impacts that disease prevention, digital, early diagnosis and clinical intervention can have on the carbon footprint of specific patient care pathways, will provide business opportunities to improve the standard of care and clinical outcomes with a lower environmental footprint.	> As part of our $1 billion AstraZeneca Ambition Zero Carbon commitment, we will transition to near-zero GWP propellants across our asthma and COPD products between 2025 and 2030. > AstraZeneca has life-cycle assessments (LCAs) in place for key brands (respiratory and wider) that includes the GHG footprint to help assess and manage risks and target interventions to reduce the environmental footprint of our products. > In 2021, we have also launched an internal Product Sustainability Index (PSI) to proactively assess and manage the environmental footprint of our products. The PSI captures GHG and water intensity metrics per product, per patient and per annum, as well as measures of % renewable power and resource efficiency used to make that product. > Patients whose treatment is optimised are more likely to have a lower climate impact overall, through reduced reliever pMDI use and fewer unscheduled healthcare interventions. We are working with academics and healthcare agencies to understand the environmental impact of respiratory care pathways for patients with controlled and uncontrolled asthma and the opportunities for improved clinical care with a lower environmental footprint. The output of these environmental and clinical studies was communicated at scientific conferences and via peer-reviewed literature in 2021. > Early diagnosis and clinical intervention can provide business opportunities to improve the standard of care and clinical outcomes with a lower environmental footprint. In 2021, at COP26, AstraZeneca launched the Sustainable Healthcare Round Table under HRH The Prince of Wales' Sustainable Markets Initiative (SMI). The initiative focuses on the environmental and clinical benefits that can be delivered through digital health, proactive supply chain management and taking a patient care pathways approach that integrates clinical and environmental considerations to accelerate the provision of net-zero healthcare.

220 AstraZeneca Annual Report & Form 20-F Information 2021 Additional Information

Strategic Report
Corporate Governance
Financial Statements
Additional Information

Key

- Low risk (green)
- Medium risk (orange)
- High risk (purple)
- Opportunity (blue)

Time horizon for impact
Short-term: 1–3 years
Mid-term: 3–7 years
Long-term: 7–25 years

Transition risks and opportunities *continued*

Risk or opportunity	Time horizon Short/Mid/Long	Potential impact	How it is managed
Review of the US, EU, UK and other national F-Gas Regulations and their impact on respiratory medicines used to treat asthma and COPD.	Low risk / Medium risk / Opportunity	> The US and EU F-Gas reviews carry the potential risk that some F-gases used in pMDI-based respiratory products could be subject to emission restrictions from which they are currently exempt (EU: 70% phase down target by 2030). The loss of the medicinal exemption, or lack of a long-term phased transition, could prevent or limit availability of products in our pMDI-inhaled medicines portfolio should these restrictions apply before the transition to our next-generation near-zero GWP pMDIs. > Inhaler device selection is a critical consideration as patient need or preference for a specific device type will influence adherence to treatment which in turn impacts clinical outcomes. Failure to maintain a patient-centric approach in the short- to mid-term could result in unnecessary adverse respiratory events and hospitalisations that could come with an increased GHG footprint.	> Patient advocacy assesses both clinical and environmental outcomes: > As part of the $1 billion AstraZeneca Ambition Zero Carbon commitment, AstraZeneca will transition to low GWP propellants in its asthma and COPD products between 2025 and 2030. > We are advocating a phased transition period to at least 2030 if the medicinal exemption is lifted to ensure patient safety and provide sufficient time for the regulatory approval and transition to alternative low GWP propellants.
Carbon pricing and future environmental taxation.	Low risk / Medium risk / Opportunity	> There is uncertainty over the future environmental policy and fiscal landscape in many countries where we operate. We anticipate increased regulation and other developments related to carbon pricing, broader adjustment taxes, and broader environmental taxation over the medium to long term. > Carbon pricing based on the IEA Net-Zero economy forecast which follows the 1.5°C warming pathway ($130/t$CO_2$ by 2030).	> Our AstraZeneca Ambition Zero Carbon commitment will help to mitigate some exposure to future carbon pricing and environmental taxation for our operations and our wider value chain. Managed correctly, this presents a commercial opportunity where peers have yet to establish a path to deep decarbonisation and net-zero. > We are being positive advocates for science-based targets to address climate change across our industry and supply chain via trade associations and networks. We continue to monitor regulatory and market developments in carbon pricing to inform our strategy.
Supply-demand of renewable energy (power and heat).	Low risk / Medium risk / Opportunity	> Access to clean heat alternatives to natural gas e.g. biomethane generally requires higher investment. > Participation in renewable energy programmes and adoption of energy efficiency measures to reduce operating costs and exposure to future fossil fuel price/carbon price increases.	> AstraZeneca invests approximately $25 million per annum in natural resource reduction programmes, including those that improve energy efficiency. Absolute natural resource reductions, including those that reduce our GHG emissions, are a primary metric alongside return on investment. Since 2015, we have invested $130 million and delivered a 9% reduction in energy use and 59% reduction in our GHG emissions. This reduces our exposure to incremental costs associated with some renewable alternatives. > Renewable power implemented by 2020 at all sites with a 2% premium. In 2021, the premium increased to 3.5%. > We joined the Renewable Thermal Collaborative in 2020 to unlock opportunities for renewable biomethane in the US and UK markets to prepare for a transition by 2025. > Project started with peers in pharmaceutical industry (Energize) to enable access to renewable energy in supply chains with a start in the US and the EU, and plans to expand into less mature markets.
Change in raw material or sourcing cost.	Low risk / Medium risk / Opportunity	> Costs associated with new low-carbon technology as the business needs to comply with expected new and emerging legislation for lower emissions technology (and meet stakeholder expectations for proactively decreasing emissions). > Similar increased operational costs in the supply chain may also have an effect on pricing and costs of raw materials including packaging. > There could be a significant risk associated with increased costs for using high carbon transport modes. > More efficient buildings will reduce costs; improved facilities management will lead to lower costs for repair and replacements. > Use of lower-emission sources of energy will reduce costs and will reduce exposure to fossil fuel and carbon price changes. > Use of more efficient production and distribution processes will reduce operational and logistical costs from using more efficient processes.	> Carbon costs are properly factored into engineering feasibility, options appraisal and capital expenditure decision making. Engagement with contract manufacturing organisations (CMOs) and other supply chain partners covers issues such as their transition to the low-carbon economy. > Ensuring the early opportunities for gaining regulatory approvals for new and emerging transport modes and technologies so that logistics continuity is maintained. > Ensuring the costing for drugs considers potential increases associated with transition risks (such as cost of fuels and changes to approval mechanisms). > Many of the risks associated with incremental cost exposure are not unique to AstraZeneca. They will also be faced by our peers and the wider healthcare sector. > Engagement ensuring that sustainable performance is positively recognised within procurement is being explored.

Task Force on Climate-related Financial Disclosures Statement
AstraZeneca Annual Report & Form 20-F Information 2021 221

In 2021, we have focused on a pMDI product in our respiratory portfolio due to its relative high carbon intensity, strategic importance to the business, and being the initial focus for the next-generation propellant transition as part of our Ambition Zero Carbon strategy. In an initial Climate Financial Driver Analysis, risks and opportunities were identified during the transition phase where the current propellant will be substituted to a low-carbon alternative by end of 2025. The financial implications of transitioning to next-generation propellants are included in our financial forecasts, which inform our impairment assessments. Priorities for 2022 include: > Define a methodology for ensuring that the climate risks associated with the franchise are fully integrated into business planning. > Determine the transition risks for other high carbon intensity products based on the pilot assessment. > Consolidate into Climate Financial Driver Analysis report (quantitative) to be included in the annual reporting process for 2022. > Initiate work to understand carbon intensity for Alexion products, their potential exposure to transition risks, and identify potential opportunities where their use can reduce the environmental footprint of existing healthcare pathways. > Conduct a study on how climate change impacts different disease areas and any future needs from patient groups. Outcome of the physical and transitional assessments In many cases mitigation measures are already in place to address the risks and opportunities presented by climate change, including those posed by the transition to a low-carbon economy and the provision of net-zero healthcare. For more information, see the Risk supplement available on our website, www.astrazeneca.com/annualreport2021. As a result of the analysis, the risk ‘Failure to meet regulatory expectations on environmental impact, including climate change’ is managed as a standalone risk to the Group’s risk landscape. Based on current assessments, climate risk is not expected to have a material impact on our current business model. Therefore climate change is not seen as a Principal Risk for the Group and is not disclosed as a Principal Risk in the earlier Risk Overview section. This TCFD statement has been shared with the Board and Audit Committee. For more information, see our Sustainability Report available on our website, www.astrazeneca.com/sustainability. Monitoring our progress The climate emergency is a public health emergency. It is changing our planet irreversibly, with warming reaching critical tolerance thresholds for health. Human health and the health of the planet are deeply interconnected. We have an opportunity now to reset how we live and create a more sustainable world – together and without delay. We report on our GHG emissions and progress towards mid- and long-term targets in line with the World Resources Institute GHG Protocol guidance for defining and calculating our GHG footprint, which is disclosed separately in the Sustainability Data Summary Report. Full details of our GHG footprint are disclosed in our Sustainability Data Summary Report 2021, www.astrazeneca.com/sustainability/resources.html The performance report is reflecting how well we have been able to decarbonise the business and by that, reduce exposure to transition risks and unlock future opportunities for the Company and the wider healthcare sector. During 2021, we were recognised for our efforts in sustainability across our strategic priorities. This included the following: > Inaugural 2021 Terra Carta Seal award > Dow Jones Sustainability Index constituent > FTSE4Good Index Series constituent > Financial Times 2021 European Climate Leader for reduction of GHG emissions > CDP Double A List for Climate and Water Security for the sixth consecutive year > Corporate Knights Global 100 Most Sustainable Corporations in the World. For more information, see our Sustainability Report available on our website, www.astrazeneca.com/ sustainability. The bullet points below provide an explanation of where in this Annual Report (or other relevant document or location in respect of supplementary information) the various TCFD recommended disclosures can be found: > Governance > Is the Board’s oversight of climate-related risks and opportunities described? Pages 73, 89, 90 and 217. Sustainability Report pages 8 and 19. > Is management’s role in assessing and managing climate-related risks and opportunities disclosed? Pages 6, 15, and 217. Sustainability Report pages 8 and 19. > Strategy > Are climate-related risks and opportunities the organisation has identified over the short, medium and long term disclosed? Pages 8, 30, 45 to 46, 220 to 221. Sustainability Report pages 20 to 22. Sustainability Data Summary pages 5 to 8. > Is the impact of the climate-related risks and opportunities on the organisation’s business, strategy, and financial planning described? Pages 48, 217, 219, 220 to 222. > Is the resilience of the organisation’s strategy described, taking into consideration different climate-related scenarios, including a 2°C or lower scenario? Pages 48, 218 and www.astrazeneca.com/sustainability/ resources.html > Risk management > Are the organisation’s processes for identifying and assessing climate-related risks described? Pages 48, 91, 217 to 222. Sustainability Report pages 8 and 19. > Is the organisation’s process for managing climate-related risks disclosed? Pages 217 to 222. Risk Supplement page 5. Sustainability Report pages 8 and 19. > Is it described how the organisation’s process for identifying and managing climate-related risks is integrated into the organisation’s overall risk management? Pages 217 to 222. Sustainability Report pages 8 and 19. > Metrics and Targets > Is there disclosure of the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process? Pages 48 and 90. > Does the organisation disclose its Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and related risks? Page 216. Sustainability Report pages 20 to 22. Sustainability Data Summary pages 5 to 7. > Does the organisation describe the targets used to manage climate-related risks and opportunities and performance against targets? Pages 45 to 46, 48 and 216. Sustainability Report pages 20 to 22. Sustainability Data Summary pages 5 to 8. For more information, see our Sustainability Report and Sustainability Data Summary available on our website, www.astrazeneca.com/sustainability. 222 AstraZeneca Annual Report & Form 20-F Information 2021 Additional Information Task Force on Climate-related Financial Disclosures Statement continued